Exhibit 4.15

MASTER SERVICES AGREEMENT

DATE: 12/15/2014

PARTIES

(1)	JoshSthlm AB, a company with limited liability, incorporated under the laws of Sweden, having its registered office in Gävlegatan 12B, 113 30 Stockholm. (“Supplier”).

(2)	Midasplayer AB, a company with limited liability, incorporated under the laws of Sweden, having its registered office at Sankt Eriksgatan 113, 113 43 Stockholm (“Client”).

RECITALS

a)	The Supplier and the Client entered into a consultancy agreement dated 7 January 2013 for the provision of certain services (the “Consultancy Agreement”).

b)

The Client now wishes to receive website development, design and other services from the Supplier as more specifically set out in statements of work and work orders and the Supplier wishes to provide such services subject to and in accordance with the terms of this Agreement.

c)	By agreement between the Parties the Consultancy Agreement is hereby terminated and replaced by this Agreement.

d)

In addition, the Supplier and Client entered into a licence agreement dated 25 October 2011 for the provision of a licence to Client covering certain interactive platform software known as XCAP (the “XCAP Licence Agreement”), as set out at Schedule 1.

e)	By agreement between the Parties, the XCAP Licence Agreement is hereby amended in accordance with the terms set out at Schedule 2.

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions: In addition to capitalised terms defined elsewhere in this Agreement, the following definitions apply:

Affiliate: means, with respect to a Party, any entity directly or indirectly Controlling, or Controlled by, or under direct or indirect common Control with such Party.

Agreement: means, together, the provisions of this Master Services Agreement, any Schedules to this Agreement, and all Statement(s) of Work all as from time to time amended by agreement between the Parties.

Branding Guidelines: means the branding guidelines relating to the use of the Client Brand as may be notified by the Client to the Supplier from time to time.

Charges: means the charges for the Services as set out in the applicable Statement of Work.

Client Brand: means any Client or Client Affiliate trade marks and logos whether registered or unregistered.

Client Materials: all documents, information and materials provided by Client to Supplier, including without limitation the Client Brand, content and images.

Commencement Date: the date of signature of this Agreement by both Parties.

Confidential Information: any information relating to the business, customers, clients, or suppliers of a Party or a Party’s Affiliates which is not publicly available including, but not limited to: (a) the existence and terms of this Agreement; (b) any information that would be regarded as confidential by a reasonable business person relating to the operations, processes, product information, know-how, designs, trade secrets or software of a Party; (c) any information specifically designated by a Party as confidential; and (e) any information supplied to a Party by any third party in relation to which a duty of confidentiality is owed or arises.

Control: means a direct or indirect ownership of fifty per cent (50%) or more of the voting shares of any entity, or the possession, directly or indirectly, of the power to direct such entity.

Data Protection Regulations: means EU Data Protection Directive 95/46/EC on the protection of individuals with regard to the processing of personal data, as the same may be amended, modified or replaced from time to time.

Deliverables: means any manuals, reports, drawings, specifications, software, programs, data, plans, designs, or any other product, material or output of the Services to be delivered by the Supplier to the Client under this Agreement.

Intellectual Property Rights: all patents, rights to inventions, utility models, copyright and related rights, trademarks, service marks, trade, business and domain names, rights in trade dress or get-up, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database right, topography rights, rights in Confidential Information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world.

Key Personnel means those Personnel specified in a Statement of Work.

Milestone: means an event or task set out in the applicable Statement of Work which must be completed by the corresponding Milestone Date.

Milestone Date: means the date by which the Parties agree that a Milestone shall be completed, as set out in a Statement of Work.

Open Source Software: each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models; and (ii)

any software that requires as a condition of use, modification and/or distribution of such software that other software distributed with such software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; or (C) be redistributable at no charge. Open Source Software includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU General Public License (GPL) (ii) GNU Lesser General Public License (LGPL); (iii) The Artistic License (e.g., PERL), (iv) the Mozilla Public License (MPL), (v) the Apache License, (vi) the Common Public License (CPL).

Personnel: means the Supplier’s directors, officers, employees, subcontractors, agents or other personnel.

Services: means all work to be carried out, all services and Deliverables to be provided and obligations to be performed by or on behalf of the Supplier in accordance with this Agreement, as set out in each applicable Statement of Work or otherwise determined between the parties at the start of a project.

Statement of Work or SOW: means a statement of work or work order agreed between the Parties in writing from time to time.

Supplier Account Manager: shall be as set out in a SOW.

Term: has the meaning given to it in Clause 5.1.

Third Party IPR: has the meaning given to it in Clause 3.6.

1.2

Reference to the words “include” or “including” shall be construed without limitation to the generality of the preceding words. The headings are inserted for convenience and shall not be taken into consideration in interpretation or construction of this Agreement. Except as expressly otherwise provided in this Agreement, any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form. A reference to a statute or statutory provision is a reference to it as it is in force for the time being, taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being. References in this Agreement to Clauses and Schedules are references to clauses of and schedules to this Agreement.

1.3

In the event of any conflict or inconsistency between any Statement of Work and the other terms and conditions of this Agreement, the provisions of the other terms and conditions of this Agreement shall prevail except to the extent that the applicable Statement of Work expressly and specifically states intent to supersede the Agreement.

2.	SUPPLIER’S OBLIGATIONS

2.1	The Supplier shall perform the Services and provide the Deliverables in accordance with the terms of this Agreement and the appropriate SOW and/or Client instructions.

2.2	The specific details of the Services shall be agreed and, if necessary, set out in a SOW. Each SOW forms part of and is subject to the provisions of this Agreement.

2.3	In performing its obligations, the Supplier shall:

(a)	co-operate with Client in all matters relating to Client Materials, and comply with all reasonable Client instructions;

(b)	provide all equipment and such other items as are required to perform its obligations;

(c)	ensure all goods and materials supplied and used will be free from defects in workmanship, installation and design;

(d)	obtain and at all times maintain all necessary licences and consents, and comply with all applicable laws and regulations;

(e)	ensure that it has obtained the Client’s prior approval on all matters as required under this Agreement;

(f)

ensure that any Deliverables comply in all material respects with any specification agreed between the Parties and to the extent the Deliverables contain any software, be virus free and as free from defects and bugs as is reasonably acceptable; and

(g)	where the Services being provided are hosting services, comply with the provisions of Schedule 3.

2.4

At all times during the Term and for a period of six (6) months following termination of this Agreement, the Supplier shall not provide services the same as or similar to the Services to the following organisations without the Client’s prior written consent: (a) WorldWinner; (b) GameDuell; (c) PopCap; (d) Zynga; (e) Wooga; (f) SuperCell; (g) SocialPoint; and (h) Rovio.

2.5

The Supplier shall perform its obligations so as to achieve each Milestone by the Milestone Date in accordance with a SOW (if applicable). If, at any time, the Supplier becomes aware that it will not or is unlikely to achieve any Milestone by the Milestone Date it shall as soon as reasonably practicable notify the Client in writing of the fact of the delay and summarise the reasons for it and shall solve any delay at its own cost.

2.6	The Deliverables shall be subject to acceptance tests in accordance with the relevant SOW (if applicable).

3.	INTELLECTUAL PROPERTY RIGHTS

3.1

The Client owns the Intellectual Property Rights in the Client Materials. Nothing in this Agreement constitutes assignment of any Intellectual Property Rights in the Client Materials all of which remain the exclusive property of the Client.

3.2

Subject to the Supplier’s compliance with the terms of this Agreement, the Client hereby grants to the Supplier a non-exclusive, non-transferable royalty-free licence for the Term to use the Client Materials strictly for the purposes of and to the extent necessary to perform this Agreement. The Supplier shall ensure that the Client Brand is reproduced in accordance with the Branding Guidelines.

3.3	The Parties acknowledge and agree that all Deliverables shall be the property of the Client and shall vest in the Client upon their creation. The Supplier hereby:

(a)	assigns with full title guarantee by way of present and future assignment to the Client all right, title and interest in any Deliverables;

(b)

undertakes to procure that all its personnel unconditionally, irrevocably and in perpetuity waive (in so far as possible at law) all moral and author’s rights and rights of a similar nature under the laws of any jurisdiction in respect of the Deliverables; and

(c)

agrees to perform (and to procure that its personnel shall perform) all further acts necessary to perfect any of the foregoing, including by the execution of any and all deeds and documents, at the request of the Client but at the Supplier’s own expense.

3.4

The Client shall (and shall procure that its personnel shall) do nothing (whether by omission or commission) during the Term or at any time thereafter to affect or imperil the validity of any Intellectual Property Rights obtained, applied for or to be applied for by the Client or its nominee.

3.5

Notwithstanding any other term of this Agreement, the Supplier shall not use or claim any right or license to use any trademark, trade name, logo or service mark of Client or of any of the Client Affiliates for any purpose whatsoever. The Supplier shall not use the Client as a reference or include the Client in any customer lists, marketing, promotion or other advertising or trade materials.

3.6

The Supplier shall not use any Intellectual Property Rights which exist prior to the Commencement Date (or any Intellectual Property Rights whereby ownership of which will not be assigned to the Client in accordance with Clause 3.3 (a) (“Third Party IPR”)) to provide the Deliverables and/or the Services without the prior written consent of the Client. If the Client consents to the use of any Third Party IPR by the Supplier the Supplier shall use all reasonable endeavours to obtain an assignment of the Third Party IPR under the same terms as the assignment granted by the Supplier to the Client under Clause 3.3 (a). If despite using all reasonable endeavours the Supplier is unable to obtain such an assignment, the Supplier shall obtain for the Client a perpetual, irrevocable, sub-licensable, royalty-free, worldwide licence to use, reproduce, copy, broadcast, distribute and exploit the Third Party IPR for any purpose. In the event that despite the Supplier’s reasonable endeavours, it is unable to procure the grant of licence as set out above, it shall provide details of any alternative licence terms in respect of a licence to use any such Third Party IPR and the Client may at its discretion decide to accept such licence terms. If the Client accepts such licence terms, the Supplier shall procure the relevant licence. If the Client does not accept such alternative licence terms or if the Supplier is unable to provide such alternative licence terms, the Supplier shall develop the required Deliverables itself, and shall assign the Intellectual Property Rights in such Deliverables to the Client in accordance with this Agreement, or shall obtain alternative Third Party IPR for use by the Client. The Supplier shall procure that the assignor or licensor of the Third Party IPR (as applicable) undertakes to unconditionally, irrevocably and in perpetuity waive (in so far as possible at law) all moral and author’s rights and rights of a similar nature under the laws of any jurisdiction in respect of the Third Party IPR.

3.7

The Supplier shall not use any Open Source Software to provide the Services and/or Deliverables without the Client’s prior written consent. If the Client consents to the use of any Open Source Software then the Supplier shall not use such Open Source

Software in any way that might make third party license provisions (including Open Source Software license provisions) applicable to the Deliverables or any Client proprietary software or any part thereof.

4.	CONFIDENTIALITY

4.1	All Confidential Information shall remain the property of the disclosing Party.

4.2	The receiving Party may use the Confidential Information only for the performance of its obligations and the exercise of its rights under or pursuant to this Agreement.

4.3

The receiving Party may disclose the Confidential Information to those of its and its Affiliates’ personnel, auditors and professional advisers that have a need to know the Confidential Information for the purposes of this Agreement provided that it obtains from such persons enforceable undertakings in terms at least as strict and binding upon such persons as the receiving Party is bound to the other Party hereunder.

4.4	The foregoing provisions shall not prevent the disclosure or use of any Confidential Information that:

(a)	was known or available on a non-confidential basis to the receiving Party before it was disclosed to it by the disclosing Party;

(b)	is or becomes generally available to the public (otherwise than through a breach of this Clause 4);

(c)	the Parties agree in writing is not confidential or may be disclosed; or

(d)

the receiving Party is required to disclose by law, court order, or any governmental or regulatory authority provided that, if it is legally permitted to do so, it gives the disclosing Party as much notice of that disclosure as possible and takes into account the reasonable requests of the disclosing Party in relation to the content of that disclosure.

4.5

The receiving Party shall take all reasonable measures available to it to keep Confidential Information safe and free from unauthorised access and in any event shall take measures no less stringent than those used to protect its own most valuable Confidential Information.

4.6

In the event that the receiving Party learns of any unauthorised use or disclosure, or threatened unauthorised use or disclosure, of any Confidential Information, the receiving Party shall as soon as reasonably practicable notify the disclosing Party of the particulars of such use or disclosure.

4.7

A receiving Party’s obligation to maintain the confidentiality of the Confidential Information and the restrictions on such receiving Party’s use of the Confidential Information, as provided in this Clause 4, shall survive for a period of five years following the termination of this Agreement.

5.	TERM AND TERMINATION

5.1	This Agreement shall commence on the Commencement Date and shall continue in force unless terminated in accordance with this Clause 5 (“Term”).

5.2	Each SOW shall commence on the date specified in the SOW and shall continue until the first to occur of:

(a)	expiry of the period specified in the SOW;

(b)	completion of the Services; or

(c)	the SOW is terminated pursuant to this Clause 5.

5.3

The Client shall be entitled to terminate any SOW at any time and with immediate effect for any reason by giving the Supplier not less than thirty (30) days’ prior written notice. If the Client has paid for the Services under an SOW in advance upon any termination, the Supplier shall refund the Client any prepaid fees for the Services which were to be provided after the date of termination.

5.4	Either Party shall be entitled to terminate this Agreement with immediate effect:

(a)

upon a material breach by the other Party of any of its obligations under this Agreement that has not been remedied (if capable of being remedied) within thirty (30) days after written notice of such breach; or

(b)

if the other Party becomes insolvent or seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against the other Party and not dismissed within fourteen (14) days.

5.5

Either Party shall be entitled to terminate a SOW with immediate effect upon a material breach by the other Party of any of its obligations under this Agreement that has not been remedied (if capable of being remedied) within thirty (30) days after written notice of such default.

6.	CONSEQUENCES OF TERMINATION

6.1

If this Agreement is terminated, any SOW that is in effect at the time and any obligations thereunder shall continue in effect until the expiry and/or termination of that SOW. The terms of this Agreement shall continue to apply to any such SOW until the expiry and/or termination of such SOW.

6.2

The Supplier shall return (or at the Client’s request destroy) all Confidential Information in a format acceptable to the Client within thirty (30) working days of the termination or expiry of this Agreement for any reason. Where the Client requests the destruction of any Confidential Information pursuant to this Clause 6.2 the Supplier shall warrant and provide to the Client within five (5) days of a request by the Client a certificate (in a format approved by the Client) confirming the said destruction.

6.3

Any expiry or termination of this Agreement and/or any SOW shall not affect any accrued rights or liabilities of either of the Parties nor shall it affect the coming into force or continuance in force of any provision of this Agreement which is expressly or by implication intended to come into or continue in force on or after such expiry or termination including Clauses 3, 4, 5, 7, 9, 10, 11 and 12.

7.	DISPUTE RESOLUTION

7.1	Any dispute or difference between the parties relating to this Agreement shall be dealt with as follows:

(a)

the dispute shall first be referred to the Supplier Account Manager and the Client representative set out in the applicable SOW who shall promptly use all reasonable endeavours to resolve such matter as soon as reasonable practicable;

(b)

if the representatives referred to in Clause 7.1 (a) above have not been appointed by the parties, or are unable or unwilling to resolve the matter between themselves, the parties may request a meeting of at least two senior representatives of both the Client and the Supplier to be convened by the parties at the earliest practicable time;

(c)

if following proper use of the procedures set out in this Clause 7, any dispute under or in relation to this Agreement is not resolved, the Parties may commence proceedings in accordance with Clause 12.5. Nothing in this Clause 7 shall prevent the parties from commencing any proceedings if in that Party’s opinion such action is necessary to mitigate the harm suffered or preserve its rights.

8.	CHARGES

8.1

In consideration of the Services to be provided by the Supplier, the Client shall pay to the Supplier the undisputed Charges due no later than thirty (30) days after receipt of a valid VAT invoice to a bank account nominated in writing by the Supplier.

8.2	The Supplier shall be responsible for its expenses in providing the Services unless otherwise specified in a SOW. If the Client agrees to pay any expenses, such payment shall be subject to:

(a)	the Client’s prior written approval;

(b)	the Client’s general expense policy as generally applicable to its contractors; and

(c)	the Supplier’s production of written evidence of receipts for each expense item.

8.3	The Client shall reimburse such expenses no later than thirty (30) days after receipt of a valid VAT invoice in accordance with Clause 8.1.

Minimum Spend Commitment

8.4

During the Minimum Spend Period (as defined below), the Client shall commit to accruing Charges per month under this Agreement of at least 109,199.16 EUR (the “Minimum Spend Commitment”) and the Supplier shall commit to providing the following:

1	Total number of full time personnel	6
2	Total hourly rate per employee (EUR)	105
3	Total hours per employee per calendar month spent on Client work (40 hours x 4.3333 weeks)	173.332
	Total (EUR)	109,199.16

8.5

The Parties shall regularly discuss in good faith the calculation of the Minimum Spend Commitment and in particular whether any changes are required to its calculation or its implementation in order to ensure the best value for the Client.

8.6

The Minimum Spend Period shall commence on the date of execution of the first Statement of Work under the Agreement and, subject to Clause 8.7, shall continue for a period of 12 months, following which date it shall automatically renew for an additional period of 60 days unless the Client provides 30 days’ written notice to the other of its intention not to so renew (the “Minimum Spend Period”).

8.7

The Minimum Spend Period may be temporarily suspended for any period: (1) during the months of July and December, in which case the Supplier shall provide the Client with reasonable prior notice of such suspension; or (2) at any time by written agreement of the parties.

8.8	The Minimum Spend Period shall automatically expire, and the provisions of Clauses 8.4 to 8.7 shall cease to apply, in the event that:

(a)	the Supplier is in breach of any term of this Agreement; or

(b)	the Agreement expires or is terminated for whatever reason,

in which case the Client shall pay any remaining Minimum Spend Commitment on a pro-rata basis.

9.	INDEMNITIES

9.1

The Supplier shall indemnify the Client and its Affiliates against all against all losses, liabilities, costs and expenses brought or made against or incurred or suffered by the Client (or, as appropriate, its Affiliates) arising out of or based upon:

(a)	any claim that any Services, the Deliverables or Client’s or its Affiliates’ use thereof, infringe, misappropriate or violate a third party’s Intellectual Property Right; and

(b)	any breach by the Supplier of Clause 10.

10.	DATA PROTECTION

10.1	For the purposes of this Clause 10, the terms “personal data”, “data processor” and “processing” shall have the meanings given to them in the Data Protection Regulations.

10.2

To the extent the Supplier in performing its obligations under this Agreement, is acting as a data processor of the Client in its processing of personal data, it shall (and shall procure that any sub-contractors shall) ensure that at all times:

(a)	all appropriate technical and organisational measures are in place against unauthorised or unlawful processing of, and against accidental loss or destruction or, or damage to, such personal data;

(b)	reasonable steps are taken to ensure the reliability of any staff that it permits to have access to such personal data;

(c)	only act on the instructions of the Client in relation to the processing of such personal data (it being agreed that the performance of obligations or exercise of rights in accordance with, and for purposes specifically contemplated by this Agreement shall be deemed to be acting on the instructions of the Client);

(d)	at all times comply with all Data Protection Regulations and other requirements under applicable law in connection with the processing of such personal data; and

(e)	only process such personal data as is necessary to perform its obligations under this Agreement.

10.3

In performing its obligations under this Agreement the Supplier shall not (and shall procure that no subcontractor shall) transfer any personal data to any country or territory outside the European Economic Area, unless with the express prior consent of the Client.

11.	PERSONNEL

11.1

If specified in an SOW, the Supplier shall appoint a competent dedicated account manager (“Account Manager”) reasonably acceptable to the Client. The Account Manager shall be responsible for the overall management of the Services and shall act as the primary point of contact between the Parties in relation to management issues. The Supplier shall give at least six (6) weeks notice of any change in Account Manager with a hand over period of two (2) weeks to run concurrently. The Supplier shall ensure continuity of Service for the Client between changes in Account Manager.

11.2

Throughout the Term, the Supplier shall at its own cost and expense, provide and make available a reasonably adequate number of appropriately trained, skilled and qualified Personnel who shall perform the Services with reasonable skill and diligence in accordance with best practice in the Supplier’s industry, profession or trade. The Client may request at any time that the Supplier refrain from using particular Personnel in the performance of the Services.

11.3

The Supplier acknowledges that the Client considers that any Key Personnel specified in a SOW are of central importance to the provision of the Services. Accordingly, the Supplier shall, insofar as it is able, ensure that the Key Personnel provide the Services during the term of a SOW.

11.4

Key Personnel shall not be substituted by the Supplier during the term of a SOW unless at the reasonable request of the Client or where required by the Supplier or the Key Personnel as a result of illness or death, maternity leave or other long term leave or promotion or with the express prior written consent of the Client, such consent not to be unreasonably withheld. In the event of a change in Key Personnel, the Supplier shall submit to the Client the names and qualifications of other candidates, and shall permit the Client an opportunity to consult with the Supplier as to which candidate replaces the Key Personnel. If, in the reasonable opinion of the Client the candidates are unsuitable, the Client shall request that further candidates be submitted until a suitable candidate is selected as a Key Personnel. Once such replacement Key Personnel have been approved by the Client, the Supplier shall ensure that the existing Key Personnel continue to provide the Services alongside the replacement Key Personnel for a transition period which is of sufficient duration to ensure the continued

provision of the Services in accordance with this Agreement, and such transition period shall be provided at no additional cost to the Client.

11.5

Under no circumstances or in any event shall the Client be obliged to employ the Key Personnel, the Account Manager or any other Personnel or employee of the Supplier who has been engaged in the performance of the Services provided under this Agreement. Should the Client be obliged to employ or take over any employee from the Supplier due to statutory legislation the Supplier shall indemnify and hold the Client harmless from any and all costs related to such employments, whether the cost will consist of salary, benefits, severance pay, damages (financial as well as non-financial), legal fees or any other costs associated with the termination of the transferred employees’ employments.

12.	GENERAL

12.1

Neither Party shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances the affected Party shall be entitled to a reasonable extension of the time for performing such obligations. If the period of delay or non-performance continues for three months, the Party not affected may terminate this Agreement by giving written notice to the affected Party.

12.2

The Supplier shall not assign, transfer, charge, subcontract or deal in any other manner with all or any of its rights or obligations under this Agreement without the prior written consent of the Client.

12.3

Any notice or other communication required to be given to a Party under or in connection with this Agreement shall be in writing and shall be delivered to the other Party personally or sent by prepaid first-class post, recorded delivery or by commercial courier to the address below:

If to the Supplier:

[insert details]

Gävlegatan 12B / 113 30 Stockholm / Sweden

If to Client:

King

10th Floor, 1 Central St Giles,

London WC2H 8AG

Attention: Latoya Edwards

With a copy to: Chief Legal Officer

12.4	No variation of this Agreement shall be effective unless it is in writing and signed by, or on behalf of, all Parties.

12.5	This Agreement shall be interpreted and construed in accordance with Swedish law. The courts of Sweden shall have exclusive jurisdiction to settle any dispute or claim arising out of this Agreement.

12.6

This Agreement constitutes the entire agreement between the Parties in relation to its subject matter, and replaces and extinguishes all prior agreements, arrangements, undertakings or collateral contracts of any nature made by the Parties, whether oral or written, in relation to such subject matter. Each Party acknowledges that it is not relying on, and shall have no remedy in respect of, any statements, warranties, undertakings or representations given or made by the other Party regarding the subject-matter of this Agreement, except for those expressly set out in this Agreement. Nothing in this Clause shall exclude or restrict the liability of either Party arising out of fraud or fraudulent misrepresentation.

12.7

Except as otherwise expressly provided in this Agreement, each and all of the rights and remedies provided in this Agreement, and each and all of the remedies allowed at law or in equity, shall be cumulative, and the exercise of one right or remedy shall not be exclusive of the right to exercise or resort to any and all other rights or remedies provided in this Agreement, at law or in equity.

12.8

If any provision of this Agreement is held to be invalid or unenforceable that provision will be severed from the Agreement and the remainder of the Agreement will remain in full force and effect. The Parties shall use their respective reasonable endeavours to negotiate in good faith so as to agree on a valid clause to replace any invalid clause.

12.9

The Supplier is an independent contractor and nothing in this Agreement shall be deemed to constitute a partnership or any employment relationship between the Parties, nor shall anything in this Agreement be deemed to constitute one Party the agent of the other for any purpose.

12.10

The Parties to this Agreement do not intend that any term of this Agreement should be enforceable by any person who is not a Party to this Agreement other than any Client Affiliate which shall be entitled to any actions and rights as Client.

12.11

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts each of which when executed and delivered shall be an original but all these counterparts shall together constitute one and the same instrument.

12.12

If either Party delays in enforcing, or does not enforce, any right, which either Party may have under this Agreement, this does not imply that that right has been waived. If either Party waives any specific obligation or liability under the Agreement, such waiver will not extend to any other obligations or liabilities under this Agreement.

Signed by Kai Groundstroem for and on behalf of JoshSthlm AB	/s/ Kai Groundstroem Director

12/15/2014

Signed by Lars Markgren for and on behalf of Midasplayer AB	/s/ Lars Markgren Director

12/13/2014

Schedule 1 – The XCAP Licence Agreement

5.4 END USER SUPPORT

Midasplayer is entitled at its own discretion to provide unprompted first line support to its own customers/users.

6 DELIVERY

JOSH, provided that all reasonable support from Midasplayer is given to JOSH, will deliver a complete installation of XCAP within four (4) weeks following the date of signing this Agreement.

7 SERVICES & OBLIGATIONS

7.1 MAINTENANCE

JOSH shall, at its own discretion and/or when needed by Midasplayer, provide maintenance of all Services/Modules ordered by Midasplayer and supplied by JOSH.

7.2 ERROR CORRECTION

JOSH shall, provided that the License Fees have been duly paid by Midasplayer, provide maintenance with regard to all emerged errors, defects etc. pertaining to XCAP for as long as the Agreement stays in force.

JOSH undertakes to correct all the errors and defects in a professional manner and in accordance with what is customary in the software industry. Bug fixes and correction of errors that do not affect the functionality of XCAP shall be made without undue delay. Should such bugs be of significant importance to the overall usage of XCAP, error correction of such flaws shall be made immediately.

8 MISCELLANEOUS

8.1 OWNERSHIP

Midasplayer acknowledges that, as between Midasplayer and JOSH, JOSH owns all right, title and interest in any and all software, systems and interfaces provided to Midasplayer under this Agreement. JOSH shall retain all intellectual property rights, title and interest in and to XCAP and in connection with XCAP, its services and content etc, as well as in the JOSH's trademarks.

Midasplayer retains the ownership to any and all information with regard to, including but not limited to, its customers and/or business partners ("Midasplayer Information") that, if any, Midasplayer provides JOSH with or such Midasplayer Information is administered through XCAP. JOSH is entitled to use Midasplayer Information only to the extent absolutely necessary for performing its duties under this Agreement.

JOSH acknowledges and agrees that this Agreement does not establish JOSH any rights to any trademark, trade name, logo type, copyright or other intellectual property right belonging to Midasplayer, unless otherwise agreed between the Parties.

Notwithstanding the above, in respect of content created or generated on the Sites by Midasplayer by means of XCAP, Midasplayer shall have title, copyright and other intellectual property rights, if any, to such content.

8.2 WARRANTIES

The Parties represent and warrant each other as follows and acknowledge that the other Party is relying on such representations and warranties as a precondition for entering into this Agreement.

JOSH represents and warrants that it has all necessary corporate power and authority to enter into and perform this Agreement, and to license the product to Midasplayer, and that such license does not conflict with or infringe any rights of any third party (including, without limitation, any copyrights, patent rights or trade secrets), or any agreement to which JOSH is bound or the product is subject.

The Parties further represent and warrant they have and will throughout the Term continue to hold and comply with all permits and/or licenses required to carry out their respective businesses and that they will comply with the applicable laws and regulations, including but not limited to in respect of providing XCAP pursuant to this Agreement.

8.3 LIMITATION

Unless otherwise provided herein, there are no warranties, representations or conditions, express or implied, written or oral, arising by statute, operation of law or otherwise, regarding the performance of this Agreement and the Parties disclaim any implied warranty or condition of merchantable quality, merchantability, durability or fitness for a particular purpose.

Each Party understands and agrees that it will be solely responsible for the financial and legal consequences resulting from both its assertion of any representations or provision of any warranties to Midasplayer or end users, in connection with XCAP, that exceed the mutually agreed scope of the Parties responsibilities for such representations and warranties.

8.4 SITE CONTENT

JOSH reserves the right, after having consulted the matter with Midasplayer, to deny Midasplayer the use of XCAP on any of the Sites in case they contain explicit material or other content that can be considered explicit, offensive or otherwise improper provided, furthermore, that such content is prohibited by law, or can otherwise be detrimental to JOSH, as determined by JOSH at its reasonable and well-founded discretion. Midasplayer shall bear any and all costs, if any, incurred by JOSH pertaining to the removal of XCAP and/or its components from the Sites.

8.5 INFRINGEMENT, DEFENSE AND SETTLEMENT

JOSH shall indemnify and hold Midasplayer harmless for all damages, costs, charges, losses, liabilities and expenses incurred by Midasplayer arising from or incurred by reason of any third party claim or suit alleging that the use or possession of any intellectual property or XCAP supplied by JOSH infringes any intellectual property rights belonging to a third party. Furthermore, JOSH agrees to be responsible for any reasonable costs (including reasonable attorneys' fees) involved and pay any damages finally awarded against Midasplayer in any such claim.

8.6 LIMITATION OF LIABILITY

Unless otherwise stated in this Agreement, neither Party shall be liable for any incidental, indirect, special or consequential damages or any damages whatsoever resulting from loss of use, data or profits, arising out of or relating to this Agreement.

Neither Party shall bear liability over any third parties' misuse or infringement of the other Party's intellectual property in relation to this Agreement if the Party in question has engaged in measures that can be deemed reasonably precautionary to protect the other Party's intellectual property.

No limitations shall apply, in case the losses and/or damages are caused by a Party's willful misconduct or gross negligence or is based on infringement of any third party's intellectual property rights, on the breach of the duty of confidentiality pursuant to Clause 8.11, or on a breach of any representations or warranties made herein.

8.7 AGGREGATE LIABILITY

The aggregate liability of either Party for any loss arising out of or relating to this Agreement whether for negligence, breach of contract, misrepresentation or otherwise, shall in respect of a single occurrence or a series of occurrences in no circumstances exceed the amount equal to the payments made by Midasplayer to JOSH under this Agreement during the twelve (12) month period preceding the date when the claim in question arose.

8.8 ACTION TO PROTECT

Each Party shall promptly report to the other any actual or suspected violation of the terms of this Agreement, and shall take all reasonable action to prevent, control and/or remedy such violation

8.9 NO PARTNERSHIP

Nothing in this Agreement shall be construed as constituting a partnership or joint venture between the Parties nor as rendering either Party as the agent of the other. Neither Party shall enter into, incur liabilities or present itself to third parties as having the authority to enter into or incur any contractual obligations, expenses or liabilities on behalf of the other Party.

8.10 CONFIDENTIALITY

All information that has been disclosed, in writing or otherwise, as confidential by the disclosing Party (regardless of its form, manifestation or how it has come to be known to the other Party) concerning either Party to this Agreement, including without limitation the source code for the Parties' respective software, technology, data, business, financial affairs, and operations, is hereby deemed, for the purposes of this Clause 8.10, to be confidential and proprietary to each respective Party (later referred to as "Confidential Information").

Confidential Information shall not include information or part of which the receiving Party can establish before a court of competent jurisdiction: (i) was in the possession of the receiving Party at the time of disclosure, (ii) prior to or after the time of disclosure becomes part of the public domain without the act or omission of the Party to whom it was disclosed; (iii) is disclosed to the receiving Party by a third party under no legal obligation to maintain the

This License agreement (later the "Agreement") has been entered into on this date, the 25th of October 2011 by and between Joshsthlm AB, reg. no. 556655-2948, Gävlegatan 12B, 113 30 Stockholm, Sweden (later the "JOSH") and Midasplayer AB, reg. nr 556653-2064, St. Eriksg. 113, 113 43 Stockholm, Sweden (later the "Midasplayer", which expression shall include its successors and assignees, as well as subsidiaries and/or affiliated companies).

Later the JOSH and Midasplayer are also jointly referred to as the "Parties" and solely as a "Party".

1 INTRODUCTION

JOSH owns and develops interactive platform software (the interactive platform software including any and all parts, software, plug ins, modules or similar is here-forth referred to as "XCAP") provided under the Agreement.

This agreement provides a license that enables Midasplayer to offer the functionality of XCAP on all web properties owned to a minimum of 51% by Midasplayer.

NOW THEREFORE, in consideration of the mutual promises, covenants and obligations contained herein, the parties agree as follows:

2 RIGHTS

2.1 FULL SERVICE LICENSE

JOSH hereby grants to Midasplayer and Midasplayer accepts from JOSH, subject to the terms and conditions set out hereafter, a non-exclusive, non-assignable Full Service License for the duration of the Term to use XCAP to the extent specified in this Agreement. For the avoidance of doubt, the license applies only to Midasplayer's own use of XCAP and Midasplayer is not entitled to sell or market XCAP to third parties, such as Midasplayer's customers or consumers in general, unless such sale or offering is expressly permitted by JOSH.

2.2 XCAP VERSION AND UPDATES

This agreement shall apply to version 2.7 of XCAP and shall include all future versions of XCAP during the Term.

2.3 INSTALLATION

Installation of XCAP shall be made by JOSH.

Upgrades cannot be scheduled according to specific requests from Midasplayer. JOSH will however in concordance with Midasplayer release updated versions of the software as well as, if applicable, future changes in structure and functionalities.

3 TERM AND TERMINATION

3.1 TERM

3.2 TERMINATION

Each party shall have the right to terminate this Agreement immediately upon written notice in the event that the other party becomes insolvent, files for any form of bankruptcy, makes any assignment for the benefit of creditors, has a receiver, administrative receiver or officer appointed over the whole or a substantial part of the assets (other than for the purpose of solvent amalgamation), or ceases to conduct business.

Each party shall have the right to terminate this Agreement if the other party is in material breach of its obligations hereunder and fails to remedy such breach (if capable of remedy) within thirty (30) days from the written notice by the other party, which notice shall specify the breach in reasonable detail.

Upon termination according to the Clause 3.2 and according to Clause 3.1 above, Midasplayer will immediately cease using XCAP and shall promptly and without further delay destroy any and all copies of XCAP.

Within thirty (30) days of termination, each party will return or destroy all Confidential Information of the other party in its possession and will not make or retain any copies of such Confidential Information except as required to comply with any applicable legal or regulatory requirements.

4 FEES

4.1 LICENSE FEE

The Variable License Fee shall be based on the average number of monthly Unique Visitors to the service URL where XCAP is used. It shall be calculated on a monthly basis starting on the date of signing this Agreement with interval as long as the contract is valid.

Max Unique Visitors	Monthly Fee (SEK)
25 000	2 000
50 000	4 000
100 000	8 000
200 000	16 000
300 000	24 000
400 000	32 000
500 000	40 000
600 000	48 000
700 000	56 000

When reaching **700 000 Unique Visitors** the price goes over to a fixed monthly fee at a maximum of 56 000 SEK with unlimited number of Unique Visitors. The number of Unique Visitors is audited using Google Analytics. Midasplayer shall inform JOSH about any changes to the Statistics or additional services where XCAP is being used that will affect the License Fee.

All the above mentioned fees are exclusive of VAT.

In the event that the Term of this Agreement has exceeded three (3) years from the date the Agreement entered into force, the Parties, if deemed equitable, shall have the right to re-negotiate the License Fees.

4.2 PAYMENT

The License Fees shall be paid against invoice on a quarterly basis with interval as long as the contract is valid.

All invoices are due to 30 day net. If Midasplayer is overdue on any payment due under this Agreement, Midasplayer shall pay interest on the overdue amount at an annual rate of eight percent (8 %). If Midasplayer is overdue on any payment due under this Agreement for more than sixty (60) days from receiving the invoice, JOSH shall have the right to discontinue the services specified herein without further notice until all overdue invoices are paid

5 SUPPORT

5.1 TECHNICAL SUPPORT

JOSH shall, within the frame of the applicable License Fee according to Clause 4.1 above, provide technical support to Midasplayer. Support, which covers questions from the Midasplayer's representative or technical contact to JOSH, will be available on working days during normal business hours. Support requests are to be made by phone and/or e-mail and only in matters concerning XCAP. JOSH shall respond to the support request at the latest during the next working day.

JOSH will provide technical support on a monthly basis within the hour limits specified below. Unused support hours are voided at the end of the month, and may not be transferred to the next period.

Min Unique Visitors	Support hours per month
300 000	1
400 000	2
500 000	3
600 000	4
700 000	5

5.2 ADDITIONAL TECHNICAL SUPPORT

Additional technical support exceeding the time limits specified above will be provided at an hourly fee of 950 SEK (exclusive of VAT).

5.3 DOCUMENTATION

JOSH shall provide Midasplayer with all the relevant documentation with regard to the use of XCAP.

confidentiality of such information; or (iv) was independently developed by the receiving Party.

All Confidential Information shall be treated as strictly confidential by the receiving Party and its employees, contractors, and agents, who on a solely need to know basis receive such Confidential Information, and shall not be disclosed to any third parties by the receiving Party without the disclosing Party's prior written consent. However, the receiving Party may disclose Confidential Information in accordance with judicial or other governmental order, provided that the receiving Party gives the disclosing Party a reasonable notice prior to such disclosure and complies with all applicable protective order or equivalent.

Midasplayer may disclose Confidential Information also in connection with a corporate transaction or competitive bidding related to this Agreement, assuming that the recipients of the information are committed to confidentiality relating to Confidential Information.

This Clause 8.10 shall survive the termination of this Agreement and shall remain in full force and effect thereafter.

8.11 TREATMENT OF CONFIDENTIAL INFORMATION

Neither Party shall in any way duplicate any part of the other Party's Confidential Information, unless otherwise expressly stipulated in this Agreement. Each Party shall enter into an appropriate agreement with each of its employees, contractors and agents having access to the other Party's Confidential Information sufficient to enable that party to comply with confidentiality obligations similar to this Agreement. Each Party agrees to protect the other's Confidential Information with a fiduciary duty and shall adopt and/or maintain procedures to protect Confidential Information commensurate with such duty.

8.12 ASSIGNMENT

The Parties shall not have the right to assign this Agreement or any part thereof or their rights, duties or obligations thereunder without the other Party's prior written consent.

8.13 ENTIRE AGREEMENT

This Agreement together with its appendices constitutes the entire agreement between the Parties on all issues, relating to the Agreement. Unless specifically provided for herein, all prior agreements, communications and understandings between the Parties with respect to such subject matter are superseded by this Agreement.

8.14 NO VARIATION

No agreements or other understandings varying or extending the foregoing rights and obligations will be binding on either Party unless made in writing and signed by authorized representatives of both Parties.

8.15 TAXES

Each Party shall, in connection with its performance of and benefits accrued from this Agreement, bear the sole expense of all applicable duties and foreign, federal, state, county, local income taxes, value added taxes and other related taxes and amounts.

8.16 NOTICES

Any notice required or contemplated by this Agreement to be given by either Party shall be deemed to be duly delivered and effective when made via e-mail to the addresses mentioned in Clause 7.3 above, unless otherwise specifically stated herein.

8.17 GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement and any and all extensions and/or modifications thereof shall be governed by and construed in accordance with the laws of Sweden, excluding its choice of law provisions.

All disputes, claims, or controversies arising out of or in connection with this Agreement shall be referred to the District Court of Stockholm.

This Agreement has been drawn up and duly executed in two (2) copies of which the Parties have taken one each.

On behalf of JOSH	On behalf of Midasplayer
28 - 10 - 2011	28 - 10 - 2011
Date	Date
Stockholm / Sweden	KING.COM LONDON OFFICE
Place	Place
/S/Andreas Ströberg	/S/Angus Lovitt
Andreas Ströberg	Angus Lovitt

Schedule 2 – Amendments to the XCAP Licence Agreement

1.1	With effect from the Commencement Date, the parties agree to amend the terms of the XCAP Licence Agreement as follows:

a)	Clause 3.1 shall be deemed deleted in its entirety and replaced with the following wording: “This Agreement shall, with regard to the Full Service License, remain in force for an initial period of twelve (12) months, (the “Term”) from the date of signing of this Agreement, and shall thereafter continue on a current basis, subject to 12 months’ notice from either party.”

1.2	The parties agree that all other terms of the XCAP Licence Agreement shall continue in full force and effect.

Schedule 3 – Service Levels

SLA for OS

24/7 service desk

Support hotline

Tailored technical monitoring (database (MySQL), server/s (Tomcat), application (about.king.com)

Resolution of incidents free of charge during weekdays 0830-11,30 1300-1630 CET

SLA

If a hardware failure occurs, Supplier will try to restart the server elsewhere in our clusters to restore services. Servers without high-availability do not have reserved capacity for failover. In the event of a hardware failure where capacity prohibits restarting the machine elsewhere, Supplier will allow up to 6 hours of downtime (circa 0.85% monthly time) for restoring services.

Compensation is 2.5% per full hour below the guaranteed uptime.

Service availability

Supplier guarantees the following service availabilities:

•	Standard server – 99.9% availability for services measured on a calendar-month basis.

SLA uptime definition

Definition of uptime:

•	Uptime = (total time – downtime) / total time (measured on calendar month).

SLA Downtime definition

Downtime is when the server is not available on the Internet as intended, excluding:

•	Planned maintenance during our maintenance window 05.00-08.00 CET;
•	Necessary emergency maintenance;
•	Downtime caused by clients actions;
•	Internet connectivity issues not caused by Supplier or its suppliers; and
•	Downtime due to force majeure.

STATEMENT OF WORK NO 1

DATE: 12/15/2014

This Statement of Work (“SOW”) is entered into pursuant and subject to the terms and conditions defined in the Master Services Agreement between JoshSthlm AB and Midasplayer AB and dated 12/15/2014 (the “Agreement”).

1.	DEFINITIONS

Terms defined in the Agreement, where used in this SOW will have the same meaning unless otherwise defined in this SOW. Should any term used in this SOW contradict that of the Agreement then the Agreement meaning will be used.

2.	INTRODUCTION

This SOW sets out the Services that the Supplier shall provide to the Client and determines how the Services will be provided.

3.	TERM

This SOW shall commence on the date set out above and shall continue until it is terminated in accordance with the Agreement.

4.	OVERVIEW

4.1 The Supplier shall provide the following Services in respect of the Websites (which, for the purposes of this SOW, shall mean any of the Client’s websites in respect of which the Supplier provides the Services):

a)	website development including developing new features and releasing updates;

b)	website design;

c)	project management;

d)	integration services in respect of third party software to be integrated with the Websites;

e)	localisation of content on the Websites;

f)	migration of hosting of the Websites from the Supplier’s hosting environment to the Client’s hosting environment.

[Please insert any other applicable services.]

5.	DELIVERABLES

The Supplier shall provide such Deliverables as are agreed with the Client from time to time.

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6.	PROCESS FOR AGREEING SERVICES AND DELIVERABLES

6.1 The Client shall from time to time during the term of this SOW request specific Services and/or Deliverables from the Supplier which the Supplier shall provide. The Client may request that the Services are completed by certain Milestone Dates.

6.2 Upon receipt of a request from the Client, the Supplier shall determine the resource required for the provision of the Services by the Milestone Dates (if applicable) and the related Charges and shall provide the Client with an estimate of the Charges. If no specific Milestone Dates are required by the Client, the Supplier shall provide the Client with an estimated timescale for completion of the project.

6.3 The Supplier shall not commence provision of the Services until the estimate has been agreed by the Client.

6.4 If the Client wishes to change the scope of the Services and/or Deliverables during an agreed project period, the Client shall notify the Supplier of such request. The Supplier shall consider such request and if the change results in an increase to the estimated Charges, the Supplier shall notify the Client and such increase shall be subject to the prior agreement of the Client.

6.5 The Supplier shall not be responsible for any delay caused by any change in the scope of the Services requested by the Client and agreed between the Parties.

7.	KEY PERSONNEL AND CLIENT REPRESENTATIVE

Supplier Account Manager:

Anna Spångberg - project manager

phone +46 735 356 560 / skype anna_vesslan

Key Personnel: Ermioni Zacahrouli – Front End Developer [please insert any other key employees who currently provide the services.]

Client Representative: Latoya

Latoya Edwards

Forums & Digital Marketing Manager

King, London

M: +44 (0)7539 389 602

latoya.edwards@king.com

8.	CHARGES

8.1 The Charges payable by the Client in consideration for the performance of the Services by the Supplier shall be one hundred and five EUR (105) per hour per person.

8.2 Estimates for the Charges shall be provided to the Client in accordance with paragraph 6.2 above.

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8.3 The Supplier shall send a receipt at the end of each month for all Services supplied by Personnel during that month. The Client shall pay invoices in accordance with Clause 11 of the Agreement.

9.	ACCEPTANCE TESTS

If required by the Client, the Client shall carry out acceptance tests on any Deliverables in a format to be agreed between the parties and the Parties shall agree in writing the acceptance criteria for any acceptance tests.

Signed by Kai Groundstroem	/s/ Kai Groundstroem
for and on behalf of JoshSthlm AB	Director 12/15/2014

Signed by Lars Markgren	/s/ Lars Markgren
for and on behalf of Midasplayer AB	Director 12/13/2014

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